WINDELS MARX LANE & MITTENDO[redacted]
156 WEST 56TH STREET
NEW YORK, N.Y. 10019
TEL: (212) 237-1000
FAX: (212) 262-1215

02069021

ICK, NJ
PRINCETON, NJ
STAMFORD, CT
BONITA SPRINGS, FL

David Orlin
Direct Dial: (212) 237-1174
Fax (212) 237-1212
e-mail: dorlin@windelsmarx.com

December 9, 2002

VIA FEDERAL EXPRESS
(Do Not Release without Signature)
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BHP Billiton Plc - File No. 82-4647
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following documents have been released to the public by BHP Billiton Plc, a public limited liability company incorporated under the laws of England and Wales, and are being furnished to the Securities and Exchange Commission (the "Commission") on behalf of BHP Billiton Plc pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"):

Press Release – BHP Billiton Plc – Final Notification of Interests of Directors and Connected Persons – dated 5 November 2002

Press Release – BHP Billiton Plc – Notification of Interests of Directors – dated 5 November 2002.

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – dated 6 November 2002.

Press Release – BHP Billiton Plc – Petroleum Business Briefing – November 2002 – dated 7 November 2002

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – dated 7 November 2002

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – dated 13 November 2002

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – dated 14 November 2002

Press Release – BHP Billiton Plc –Notification of Change of Interests of Directors and Connected Persons – dated 15 November 2002

Press Release – BHP Billiton Plc –Notification of Change of Interests of Directors and Connected Persons – dated 15 November 2002

Press Release – BHP Billiton Plc – Notification of Interests of Directors – dated 18 November 2002

Press Release – BHP Billiton Plc – BHP Billiton Announces Hydrocarbon Discovery with Shenzi-1 Well in Deepwater Gulf of Mexico – dated 19 November 2002

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – dated 26 November 2002

Press Release – BHP Billiton Plc – Notification of Interests of Directors – dated 27 November 2002

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – dated 28 November 2002

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – dated 28 November 2002

Press Release – BHP Billiton Plc – BHP Billiton Announces Board Appointment – Dr. John Buckman – dated 29 November 2002

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – dated 3 December 2002

Press Release – BHP Billiton Plc – BHP Billiton Announces Extension to Copper Cutbacks – dated 4 December 2002

The documents enclosed herewith are being furnished with the understanding that they will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such documents shall not constitute an admission for any purpose that BHP Billiton Plc is subject to the Exchange Act.

Very truly yours,

DO/ct
Enclosures

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

5 November 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3Z of the Listing Rules

Final Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Final Notification is filed in consequence of Listing Rules of the ASX which requires the following information concerning a director on retirement from that office.

We (the entities) advise the following information under ASX Listing Rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy .

Name of director	Mr P M Anderson
Date of last notice	13 September 2002
Date that Director ceased to be a director	4 November 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
1 934 014 ordinary shares in BHP Billiton Limited

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	**Number & class of securities**
—	—

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	26 February 1999
Period during which or date on which exercisable	23 February 2002 – 22 April 2009
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	$7.62 (exercise price divided by bonus factor)
Total number of securities over which options or other rights held at the date of this notice	2 065 100 ordinary shares of BHP Billiton Limited.
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Ms E Hobley – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Ms E Hobley Tel: +44 20 7747 3854 Fax: +44 20 7747 3852

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

5 November 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3Z of the Listing Rules

Final Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Final Notification is filed in consequence of Listing Rules of the ASX which requires the following information concerning a director on retirement from that office.

We (the entities) advise the following information under ASX Listing Rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy .

Name of director	Mr J B Jackson
Date of last notice	22 July 2002
Date that Director ceased to be a director	4 November 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
13 303 ordinary shares in BHP Billiton Plc

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
—	—

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Ms E Hobley – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Ms E Hobley Tel: +44 20 7747 3854 Fax: +44 20 7747 3852

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

5 November 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3Z of the Listing Rules

Final Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Final Notification is filed in consequence of Listing Rules of the ASX which requires the following information concerning a director on retirement from that office.

We (the entities) advise the following information under ASX Listing Rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy .

Name of director	Mr J T Ralph AC
Date of last notice	4 January 2002
Date that Director ceased to be a director	4 November 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
2 066 ordinary shares in BHP Billiton Limited

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
National Australia Trustees Limited, as trustee of a private superannuation fund of which Mr Ralph is a potential beneficiary.	27 124 ordinary shares in BHP Billiton Limited

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Ms E Hobley – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Ms E Hobley Tel: +44 20 7747 3854 Fax: +44 20 7747 3852

bhpbilliton

Issued by: BHP Billiton Plc

To: Company Announcements Office
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom

Company Announcements Office
The Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse (Euronext)
Deutsche Bank

Date: 6 November 2002

For Release: 7.00 a.m., 7 November 2002

Contact: Ines Watson 020 7747 3976

Notification of Major Interests in Shares

The following notification was received by BHP Billiton Plc on 6 November 2002 in a letter from Cater Allen International Limited dated 6 November 2002:

> "In accordance with Part VI of the Companies Act 1985 (as amended), please note that I have been made aware, as of the 27th June 2002, that the interests of Cater Allen International Limited (CAIL) in the ordinary shares of BHP Billiton Plc, has decreased by returning 100,385,871 shares.
>
> From the 28th June 2002 to 4th November 2002, CAIL had no interest in the ordinary shares of BHP Billiton."

BHP Billiton Plc received the following further notification on 6 November 2002 in a letter from Cater Allen International Limited dated 6 November 2002:

> "In accordance with Part VI of the Companies Act 1985 (as amended), please note that I have been made aware, as of the 4th November 2002, that the interests of Cater Allen International Limited (CAIL) in the ordinary shares of BHP Billiton Plc has increased to 4.11% (101,354,474 shares) of the issued share capital.

This holding has arisen from a stock borrowing and lending position done under the approved *Master Equity and Fixed Interest Lending Agreement* as a principal trading member of the London Stock Exchange. Because of the nature of this holding, declared under the Act, we can state that we have no interest or voting capability in the said ordinary shares."

Fitzgerald, Lorraine (BIS)

From: ASX Online [ASX.Online@asx.com.au]
Sent: Thursday, November 07, 2002 10:56 PM
To: ASXCONF@BHPBilliton.com; Roger.V.Taylor@BHPBilliton.com; Andrew.W.Nairn@BHPBilliton.com; Mandy.J.Frostick@BHPBilliton.com
Subject: BHP - ASX Online e-Lodgement - Confirmation of Release

Petroleum Business Briefing 8 ...

ASX confirms the release to the market of Doc ID: 30170 as follows:
Release Time: 08-Nov-2002 09:53:19
ASX Code: BHP
File Name: Petroleum Business Briefing 8 Nov 02.pdf
Your Announcement Title: Petroleum Business Briefing - November 2002

Petroleum Business Briefing

Sydney/London

November 2002

bhpbilliton

Overview of Today's Briefing

- Introduction, Growth and Project Updates

  Philip Aiken, President & Chief Executive Officer, Petroleum

- Production and Performance

  Greg Robinson, Chief Financial Officer, Petroleum

- Exploration and Business Development

  Steven Bell, President Exploration & Business Development, Petroleum

- Conclusion & Questions

  Philip Aiken, President & Chief Executive Officer, Petroleum

bhpbilliton

BHP Billiton – Outstanding Diversification

By Commodity

Customer Sector Group EBIT:



Carbon Steel Materials 30%
Petroleum 29%
Energy Coal 15%
Aluminium 13%
Diamonds & Spec. Prod. 7%
Base Metals 6%
Stainless Steel Materials 0%

By Market

Sales:



Rest of World 13%
Europe 28%
Australia 11%
North America 15%
Japan 14%
Other Asia 19%

By Geography

Net Operating Assets:



South America 34%
Australia 33%
Rest of World 5%
North America 8%
Southern Africa 20%

Data for FY 2002 - 30 June 2002

bhpbilliton

BHP Billiton – a small to medium player in a huge energy industry

Market Capitalisation of the Top 50 Energy Companies (PFC Energy 50)

October 2002 (US$ Billion)



250
200
150
100
50
0
10th in terms of Market Cap
Electricity & Gas
Gas
Oil Service
Electricity
Diversified
Oil & Gas
EXXON/MOBIL
BP
RD/SHELL
TOTALFINAELF
CHEV-TEXACO
ENI
PETROCHINA
E.ON
CONOCO
BHP BILLITON
ENEL
TOKYO ELEC
SCHLUMBERGER
SOUTHERN
YUKOS
STATOIL
RWE
GAZPROM
SUEZ
DUKE
EXELON
REPSOL YPF
ENCANA
DOMINION
BG GROUP
SURGUTNEFTEG
KANSAI ELEC
SINOPEC
LUKOIL
ELECTRABEL
NATIONAL GRID
CHUBU ELEC
IBERDROLA
TXU
CNOOC
CENTRICA
ANADARKO
PETROBRAS
KOREA ELEC
OCCIDENTAL
OIL&NAT GAS
SCOTTISH
NORSK HYDRO
CLP HOLDINGS
FPL GROUP
BAKER HUGHES
AEP
ENDESA
LATTICE GROUP
SIBNEFT

Source: The Petroleum Finance Company

bhpbilliton

Petroleum – our role in BHP Billiton

The six BHPB Value Drivers

(1)	(2)	(3)	(4)	(5)	(6)
Outstanding Assets	Inventory of Projects	Customer-centric Marketing	Portfolio Effect	**Petroleum**	Innovation

Petroleum is one of the key Value Drivers

Petroleum:

Outstanding Assets	Innovation	Customer-centric Marketing	Inventory of Projects	Portfolio
Bass Strait North West Shelf	GoM Deepwater Contract Creativity	LNG LPG Domestic Gas Oil/Condensate	Mad Dog, Atlantis Zamzama Minerva Ohanet/ROD	Geographical spread Portfolio spread

Efficiency:

- Top quartile Net Income/boe
- Top quartile Return on Capital
- Top of second quartile F&D costs
- Second quartile Finding Costs

bhpbilliton

Petroleum – Financial Year 2002

Turnover	US$2.8 billion
EBIT	US$1.1 billion
Operating capital employed	US$2.9 billion
Total production	134 million barrels of oil equivalent
Average daily production	367,000 boe per day
Total proved reserves	1.46 billion boe
Staff and direct contractors	1,600
Main centres	Melbourne, Perth, Houston, London

bhpbilliton

Petroleum Executive Committee

An experienced management team


Steve Bell
President Exploration &
Business Development
Mike Weill
President Americas/Australia
Operations & Technology
Greg Robinson
Petroleum Chief Financial Officer
John Fast
Chief Legal Officer
Philip Aiken
President & CEO
David Walker
President UK, North Africa &
Middle East Development & Operations
Mike Herrett
VP Human Resources
Marius Kloppers
Chief Marketing Officer

bhpbilliton

Petroleum – our current operations and exploration



AMERICAS
UK / AFR / ME
AUSTRALIA/ASIA
Houston
Gulf of Mexico
Trinidad
Bolivia
Brazil
North Sea
Liverpool Bay
London
Hague
Algeria
Gabon
Angola
South Africa
Pakistan
Tokyo
Brunei
Singapore
Laminaria
North West Shelf
Griffin
Perth
Melbourne
Minerva
Bass Strait
Main Offices
Marketing Offices
Production
High margin oil exploration & production
Gas Commercialisation
Access to Discovered Resources

bhpbilliton

Growth Area Highlights – FY 2002

- **High Margin Exploration**
  - Mad Dog sanctioned & Atlantis sanctioned with partial funding
  - Significant acreage acquisitions (GoM, Trinidad, Brunei, Brazil, South Africa)
  - Promising exploration well results for GoM & Trinidad
  - Interests in GoM Caesar/Cleopatra transportation infrastructure acquired
- **Commercialisation of Gas Resources**
  - Minerva sanctioned
  - Fourth train progressing and China LNG SPA signed (in FY 2003)
  - Zamzama FFD sanctioned
- **Discovered Resources**
  - Ohanet & ROD developments on track

I will be talking to these in a moment, as well as looking at our reserves position ...

bhpbilliton

Producing Assets Highlights – FY 2002

... and Greg will address these ...

- **Bass Strait** – Bream pipeline construction underway, Longford restoration work continuing, northern margin seismic survey and West Tuna infill program completed
- **Liverpool Bay** – record production achieved and Hamilton East gas tie-back completed
- **North West Shelf** – fourth train & second trunkline construction on track, and Echo Yodel completed ahead of schedule
- **Griffin** – Griffin 9 infill well completed
- **Laminaria** – stage two enhancement project completed
- **Bruce** – infill drilling program commenced
- **America's producing** – Typhoon production commenced

bhpbilliton

Our Proved Reserves (P90 or 1P)



1,387
1,408
1,393
1,389
1,409
1,456
1500
1250
1000
750
500
250
0
million barrels oil equivalent
741
784
803
832
802
857
646
624
590
557
607
599
1997
1998
1999
2000
2001
2002
Gas
Liquids

bhpbilliton

Our FY 2002 Reserves and Contingent Resources



million barrels oil equivalent
4000
3000
2000
1000
0
Gas
Liquids
1,456
857
2,066
1,076
1,816
3,882
1,479
P90/1P Jun 2002
P50/2P Jun 2002
P50/2P Contingent Resources

Total
3882 MMboe

- R/P Ratio
  - 1P – 11 years
  - 2P – 15 years
- Contingent Resources
  - Scarborough
  - Scott Reef
  - Pakistan
  - Trinidad

bhpbilliton

Petroleum FY 2002 Health, Safety & Environment Performance

- BHP Billiton's goal is zero harm to people and the environment
- We have been continuously improving our HSE performance and over the year:
  - Lost Time Injury (LTI) rate has decreased from 1.09 to 1.03
  - No significant environmental incidents
- Our HSE highlights for the year include:



  - APPEA Safety Improvement Award
  - Australia Operated Asset Team achieved ISO 14001 certification
  - Ohanet Construction Project achieved seven million man-hours LTI free

bhpbilliton

Petroleum FY 2002 Social & Community Activities

- BHP Billiton is committed to sustainable development and corporate social responsibility
- We aim to contribute positively to the welfare of our staff and the communities in which we live and work
- Our community activities for the year include:



  - **Pakistan** – participation in community health clinics, primary schools, vocational training centres & microcredit schemes
  - **Liverpool Bay** – initiatives focused on providing employment, supporting the local economy and education
  - **Minerva** – focus on local schools and job training opportunities

bhpbilliton

Petroleum Growth Strategies Overview


High Margin Oil Exploration & Production
High-margin returns but greater subsurface & technological risk
Price upside
Discovered Resources
Positioning in resource-rich countries
Low risk resources but higher political risk
Global Portfolio
Gas Commercialisation
High-growth
Environmentally and greenhouse friendly
Cash Generation
Maximize returns
Limited growth or capability contribution

bhpbilliton

High Margin Oil Exploration and Production Overview



- Gulf of Mexico
- Trinidad
- Australia, Africa, Brazil, Brunei
- Other opportunities
  - access, position long term
  - deepwater and others

I will address the project progress, Steve will talk about the exploration ...

bhpbilliton

igh Margin Oil E&P – Mad Dog Development



- BHPB interest — 23.9%
- Capex (BHPB share) — US$335 million
- First production — December 2004
- Truss Spar facility
- Hull fabrication started July 2002 – ahead of schedule
- Topside fabrication started August 2002 – ahead of schedule
- Predrill wells commencing November/December 2002
- Gross reserves — 200-450 MMboe
- Gross capacity — 80 Mbbl/d; 40 MMcf/d
- Wells — 12 initial producers
- Accommodation — 130 (drilling & operations)

bhpbilliton

igh Margin Oil E&P – Atlantis Development



- BHPB interest 44%
- BHPB part sanction US$355 million
- Gross capex >US$2 billion
- Gross reserves 575 MMboe
- Gross capacity 150 Mbbl/d
  180 MMcf/d
- Water Depth >6000 feet
- Moored production/quarters Semisubersible
- Third largest GoM field
- FEED studies, define costs
- Full BHPB sanction November 2002
- First production: late 2005/early 2006

bhpbilliton

High Margin Oil E&P – Caesar/Cleopatra Transportation Infrastructure


Cameron Highway Pipeline
Caesar Pipeline
Louisiana
Texas
Mississippi
Beaumont
Lafayette
Baton Rouge
New Orleans
St.James
Norco
Gibson
Houma
Galveston
Freeport
Fourchon
Pilottown
Odyssey
MPOG
POMPANO
PETRONIUS
MARS
URSA
ATLANTIS
MADDOG
ENCHILADA
Auger
AUGER
COOPER
BRUTUS
Poseidon
HOOVER/ DIANA
HOOPS
HIPS
1,000 metres
30"
GB
AT
KC
WR
LU
VK
MC
EB
0
150km

- Underpinning volumes from Mad Dog, Atlantis, Holstein
- Link to Cameron Highway
- BHPB interest — 25% Caesar; 22% Cleopatra
- Capex (BHPB share) — US$100 million
- Caesar capacity — 450,000 bbl/d
- Cleopatra capacity — 500 MMcf/d
- Upside transportation value potential
- BP operated

bhpbilliton

High Margin Oil E&P – Neptune Development



Kansas
K2/Timon
Neptune
Atwater
Valley
Atlantis
Mad Dog
Green
Canyon
Green Knoll
BHPB Acreage
Oil
Salt
0
20km

- BHPB – operator
- BHPB interest – 50%
- Further appraisal drilling in 2002
- Development planning studies underway

bhpbilliton

High Margin Oil E&P – Trinidad Development and Exploration



Canteen-2
Canteen-1
Kairi-1
Kairi-2
Aripo-1
Angostura-2
Angostura-1
Block 3(a)
Block 2(c)
Port of Spain
TRINIDAD
VENEZUELA

Block 3(a)
- BHPB 30% working interest
- PSC signed in April 2002
- 3D Seismic survey underway
- Exploration drilling to commence by mid 2003

Block 2(c)
- BHPB 45% working interest
- Greater Angostura oil & gas field
- Appraisal drilling completed
- Front end engineering completed
- Sanction target Q3 FY 2003
- First oil by end CY 2004

bhpbilliton

Gas Commercialisation Overview



- North West Shelf
  - Train 4 progress
  - China Agreement
  - Domgas (Methanex)
- Other LNG
  - Korea potential
  - Taiwan potential
- Pakistan – Zamzama
- Eastern Gas
  - Bass Strait
  - Minerva

bhpbilliton

Gas Commercialisation – China LNG Supply



- 3.3 million tonnes per annum of LNG over 25 years
- Supply commences 2005 to Guangdong LNG terminal
- Sales and Purchase Agreement signed
- Equity arrangements being progressed with China National Offshore Oil Company (CNOOC)
- NWS Venture/Chinese Shipping Company/COSCO/China Merchant to establish ship owning and management company

bhpbilliton

Gas Commercialisation – Zamzama



Sui
Guddu
Sui Northern Pipeline
Jacobabad
Kandkot
Qadirpur
Mari
Sukkur
Miano
Kadanwari
Sawan
INDIA
Zamzama
Gas Field
Dadu
P A K I S T A N
Bhit
Nawabshah
Sindh
Province
Balochistan
Province
Sui Southern Pipeline
HYDERABAD
KARACHI
Gas Field
Gas Pipeline
0
100km

- BHPB – operator
- BHPB interest – 38.5%
- Awarded Dadu block in 1995
- First gas discovered 1998 with Zamzama 1
- Zamzama 2 appraisal program in 1999
- Good prospectivity, significant and growing gas demand

bhpbilliton

Gas Commercialisation – Zamzama



- Full field development announced March 2002
- Brownfield development based on existing production asset
- Further gas sales agreements completed to cover supply of up to 320 MMcf/d gross
- Development progress – 50% complete
- First gas in 2003
- Expected field life of 20 years
- Gross capex ~ US$100 million
- BHPB capex – US$40 million

bhpbilliton

Gas Commercialisation – Eastern Australia Gas Overview



Qld
COOPER BASIN
SA
NSW
Sydney
Adelaide
Vic
Melbourne
Longford
KIPPER
MINERVA
BASS STRAIT
Existing Pipeline
New / proposed Pipeline
0 500km

- Infrastructure
  - Eastern Gas Pipeline
  - Tasmania Pipeline
  - South Australia Pipeline
- Downstream
  - Market liberalisation
  - Uncommitted Bass Strait reserves
- Upstream
  - Minerva sanctioned
  - 45% of SA market
  - 20% of the NSW market
  - Kipper studies continue

bhpbilliton

Gas Commercialisation – Bass Strait Potential Revenues



Production Revenue
1200
1000
800
600
400
200
0
US$ million
Crude
Condensate
LPG and Ethane
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
BHP Billiton financial year

bhpbilliton

Gas Commercialisation – Minerva Development





Gas Plant
CLIFFS
BEACH
10km offshore

- Offshore gas field with two subsea well completions
- Gas piped onshore to gas processing facility
- Construction commenced
- First gas due early 2004
- 10 year field life

Full Field Production	150 TJ/d gas
Capital Expenditure	US$137 million gross
Sales Reserves (2P)	296 Bcf & 1.24 MMbbl
BHPB Ownership	90%

bhpbilliton

Discovered Resources Overview



- North Africa
  - Algeria: Ohanet wet gas development
  - Algeria: ROD oil fields
- Middle East
  - Evaluation of opportunities

bhpbilliton

Discovered Resources – Algeria Overview


Mediterranean Sea
ALGIERS
Bejaia
Skikda
To Italy
Arzew
TUNISIA
Hassi R'Mel
Hassi Messaoud
ROD Development
Planned In Satah 48" pipeline
second 48" pipeline
LIBYA
A L G E R I A
0
200km
Ohanet Development
Licence
Oil Field
Gas Field
Oil Pipeline
Gas Pipeline

Ohanet

- Wet gas development
- BHPB – 45% interest
- 700 MMcf/d processing facility
- First gas target FY 2004
- Capex (gross) US$1 billion
- Construction progress 73%
- Strong HSE performance

ROD

- Central process facility at BRN
- BHPB – 35% interest
- Production 80,000 bbl/d
- First oil 2004
- Capex (gross) US$500 million
- Development drilling – 8 wells to date
- Site preparations underway

bhpbilliton

Growth Overview – Projected Capital for Sanctioned Projects

Total sanctioned projects – US$2.5 billion

Project	BHPB share US$M	Product
Zamzama	40	gas
Bream pipeline	50	gas
GoM Infrastructure	100	oil/gas transport
Minerva	123	gas
ROD	192	oil
NWS LNG 4th train	235	gas
Mad Dog	335	oil
Ohanet	464	gas/condensate
Atlantis*	1000	oil
TOTAL	2,539	

*part sanctioned to date US$355 million – final cost will depend on FEED studies

bhpbilliton

Petroleum Production Forecast

cluding exploration success


Ohanet
Zamzama FFD
Minerva
NWS
4 Train
Bream
P/L
Rod
Trinidad
Atlantis
Mad Dog
200
150
100
50
0
MMboe
Liquids
1995
1997
1999
2001
2003
2005
2007
Calendar Year
Actual
Forecast

bhpbilliton

Next presenter ...

Production & Performance:

Greg Robinson

Chief Financial Officer

BHP Billiton Petroleum

bhpbilliton

Petroleum Financial Overview

	FY 01 Full Year	FY 02 Full Year	[redacted]	
Production (MMboe)	130.9	134.2	33.6	33.1
Ave Realised Oil Price (US$)	28.04	22.58	25.32	26.97
EBIT (US$M)	1,407	1,073	325	384
EROC (%)	58	44	51	52
Capital Exp (US$M)	459	711	134	239
Exploration (US$M)	206	288	74	37
Exploration Capitalised (%)	30	47	54	43

bhpbilliton

Petroleum FY 2002 Production by Asset



MMboes
50
40
30
20
10
0
50.5
50.0
25.2
26.8
14.8
9.7
9.2
6.1
0.4
0.5
14.6
18.0
9.0
8.4
0.0
6.4
7.2
6.8
Australia/Asia
UK/Middle East/Africa
Americas
01 02
Bass Strait
NWS
Laminaria/ Corallina
Griffin
Pakistan
Liverpool Bay
Bruce/ Keith
Typhoon
GoM Bolivia

MMboes	02 Q1	03 Q1
Total Production	130.9	134.2
Gas	44.0	47.6
Liquids	86.9	86.6

bhpbilliton

Petroleum Quarterly Production Comparison for Assets



MMboes
16
14
12
10
8
6
4
2
0
14.0
14.2
6.6
7.3
3.0
2.9
1.3
1.4
0.5
0.5
4.2
2.7
1.3
1.3
0.9
1.4
1.8
1.5
Australia/Asia
UK/Middle East/Africa
Americas
02 03
Bass Strait
NWS
Laminaria/ Corallina
Griffin
Pakistan
Liverpool Bay
Bruce/ Keith
Typhoon
GoM
Bolivia

MMboes	02 Q1	03 Q1
Total Production	33.6	33.1
Gas	12.0	12.1
Liquids	21.6	21.0

bhpbilliton

Petroleum Production by Product



74.2
72.7
34.5
9.9
8.1
4.9
5.7
Oil
Natural Gas*
LNG
LPG
Condensate
FY 01
FY

		FY 01	FY 02
Total	–	130.9	134.2
Gas %	–	33.6%	35.5%
Liquid %	–	66.4%	64.5%

* Includes Ethane

bhpbilliton

Y 2002 – Bass Strait Overview



let Reserves (2P)	600 MMboe
3HPB Interest	50% (non-operated)

- Bass Strait JV began producing 1968
- Bass Strait represents nearly 40% of Petroleum's business
- FY 2002 higher oil production due to West Tuna infill drilling program and higher customer demand for gas volumes

bhpbilliton

Bass Strait Financials

	FY 01 Full Year	FY 02 Full Year	[redacted]	
EBIT (US$M)	542	410	124	156
Capex (US$M)	55	109	21	41
Net Production (MMboe)	50.5	50.0	14.0	14.2

bhpbilliton

FY 2002 – Bass Strait Highlights


Licence
Oil Field
Gas Field
Oil Pipeline
Gas Pipeline
Northern Margin 3D Survey
Acquired in CY 2001
West Tuna Infill Program & Tuna work-overs
Kipper Field
Under Development Review
Snapper
Whiting
Marlin
Fortescue
Flounder
Halibut
Tarwhine
Bream
Cobia
Blackback
Kingfish
W.Kingfish
Bream Gas pipeline
Vic/P45 Seismic
0
20km

Upgrading Infrastructure

- **Longford Plant Restoration** – circa US$300M gross over 5 years
- **Long Island Point** - c US$100M gross of projects including major restoration of LPG storage tanks

Mitigating Liquids Decline

- **Bream Gas Pipeline** – c US$100M gross investment with first gas Q1 2003
- **Infill drilling on West Tuna, Tuna, Flounder** - c US$85M gross over 2 years

Future Growth Opportunities

- **Northern Margin Seismic** – c US$28M gross survey completed with a drilling campaign expected FY 04/FY 05

bhpbilliton

FY 2002 – North West Shelf Overview



L N G

- SPAs being finalised with five Japanese customers
- NWS Venture committed to ongoing investment
- Train 4 under construction:
  - 4.2 mtpa
  - 42 inch, 135 km trunkline
  - One LNG shipping carrier
  - Start-up mid 2004
  - Gross capex US$1.4 billion

Net Reserves (2P)	**590 MMboe**
BHPB Interest	**16.67%**

bhpbilliton

North West Shelf Financials

	FY 01 Full Year	FY 02 Full Year	[redacted]	
EBIT (US$M)	481	408	121	153
Capex (US$M)	43	75	22	33
Net Production (MMboe)	25.2	26.8	6.6	7.3

bhpbilliton

FY 2002 – Laminaria/Corallina Overview



- Stage 2 enhancement project completed – two infill wells
- Higher oil production than expected due to better reservoir performance
- Peak production reached FY 2001
- Declining production from 2004

Net Reserves (2P)	**24 MMbbl gross**
BHPB Interest	**Laminaria – 32% (working); Corallina – 25% (working)**

bhpbilliton

Other Australia/Asia Region Financials

	FY 01 Full Year	FY 02 Full Year	[redacted]	
EBIT (US$M)	362	177	59	56
Capex (US$M)	13	52	4	9
Net Production (MMboe)	24.4	17.8	4.7	4.8

Includes Laminaria/Corallina, Griffin, Pakistan and Buffalo (FY 01 only)

bhpbilliton

Y 2002 – Liverpool Bay Overview



- Our largest operated asset, comprising five offshore oil and gas fields in Irish Sea
- Produces 2.4% of UK oil and 2.8% of UK gas
- Good HSE Performance
- Record production in FY 2002
- Continued focus on maximising production volumes and reducing cost base

Net Reserves (2P)	93 MMboe
BHPB Interest	46.1% (operator)

bhpbilliton

FY 2002 – Bruce and Keith Overview


Licence
Oil Field
Gas Field
Oil Pipeline
Gas Pipeline
Terminal
Shetland Islands
Bruce / Keith
Block 9/8a
Orkney Islands
FRIGG PIPELINE
FORTIES PIPELINE
Shandwick
SCOTLAND
Kinneil
0
100km

Bruce

- First production 1993
- Gas sales contract renegotiated
- Infill drilling completed – more planned for FY 2003

Keith

- First production November 2000

Net Reserves (2P)	**52 MMboe**
BHPB Interest	**Bruce – 16%** **Keith – 31.83% (operator)**

bhpbilliton

UK / Middle East / Africa Region Financials

	FY 01 Full Year	FY 02 Full Year	[redacted]	
EBIT (US$M)	255	252	64	38
Capex (US$M)	173	289	65	66
Net Production (MMboe)	23.6	26.4	5.5	4.0

Includes Liverpool Bay, Bruce and Keith

bhpbilliton

FY 2002 – Typhoon Overview



Typhoon

- BHPB – 50% interest
- Production commenced July 2001
- Topsides of mini-tension leg platform being modified to handle Boris production

Boris

- BHPB – 50% working interest; operator
- Completing Boris-1, installing flowline and umbilical hookup
- First production target is December 2002 (13 months from discovery)

FY 2003 Activities

- Completing seismic processing to better delineate infill drilling opportunities
- Re-completing/sidetracking existing wells for added production

bhpbilliton

Typhoon near-field and other opportunities



StoneCold
Typhoon
Tiger
Kissy Suzuki
Boris
Glade
MoneyPenny
Agate
Mahogany
EB 947
EB 991
EWING BANK
Silence
Arnold
Graupel
EB 1006
Navarro
GC 82
GC 18
GC 60
GC 650
Boxer
El Toro
Bullwinkle
Stellaria
2000'
Shasta
Marquette
Natasha
Rocky
Angus
Brutus
Popeye
Bison
Monsoon
Joliet
Mayday
Simpatico
Troika
Glider
Allegheny
ATWATER VALLEY
Shiner
Foster's
GREEN CANYON
Panther
Nueces
McKinley
King Kong
Komodo
Fuji
4000
Moneypenny
Paris
Carver
Shenzi
Neptune
Holstein
Atlantis
Mad Dog
Puma
Frampton
5000'
Cortez
Green Knoll
USA
New Orleans
Houston
Mexico
Gulf of Mexico

bhpbilliton

Americas Region Financials

	FY 01 Full Year	FY 02 Full Year	[redacted]	
EBIT (US$M)	55	84	18	29
Capex (US$M)	166	186	22	90
Net Production (MMboe)	7.2	13.2	2.8	2.8

Includes Typhoon, GoM and Bolivia

bhpbilliton

Petroleum FY 2002 EBIT by Producing Asset



500
400
300
200
100
0
-100
-200
-300
410
408
177
252
84
-172
-86
Bass Strait (Aus)
North West Shelf (Aus)
Aust/Asia Other
UK / Middle East / Africa
Americas
Expln / Bus Dev
Overheads

FY 02 EBIT US$1,073 million

bhpbilliton

Petroleum Efficiency Targets

US$/boe	FY 06 Target	FY 02 Actual*
Finding Costs	1.50	1.29
Finding & Development	4.50	4.08
EBIT	6.00	9.20

* Three year average

bhpbilliton

Exploration – Capitalised vs Expensed


US$M
300
250
200
150
100
50
0
Capitalised
Expensed
35
118
62
144
137
151
16
21
FY 00
FY 01
FY 02
FY 03 Qtr 1

bhpbilliton

Petroleum Operating Margin



US$
30
25
20
15
10
5
0
Realised Oil Price
Opex & Secondary Taxes / Boe
Opex / Boe
FY 98
FY 99
FY 00
FY 01
FY 02
FY 03 Qtr1

bhpbilliton

Margin Analysis – FY 2002


25
20
15
10
5
0
2,815
463
570
471
1,311
168
70
1,073
377
696
Turnover
Operational Costs
DDA
Secondary Taxes
Operating EBIT
Growth
Other Non-Operating Expenses
EBIT
Tax / Interest
NOPAT

bhpbilliton

Petroleum Relative to the Industry Players

Annual Production



1. ExxonMobil
2. Shell
3. BP
. ChevronTexaco
5. TotalFina Elf
6. ConocoPhillips
7. ENI
8. Repsol-Ypf
9. Encana
10. Anadarko
11. Unocal
12. Occidental
3. Amerada Hess
14. Marathon
Talisman Energy
16. Burlington
17. Devon
anadian Nat. Res.
19. BHP Billiton
20. Apache
21. BG
22. Kerr-McGee
23. Nexen
24. Enterprise Oil
25. Husky
26. Wintershall
27. Petro-Canada
28. EOG
29. Woodside
30. Suncor
19th in terms of production
0
500
1000
1500
2000
MMboe/annum

Proven Reserves



1. ExxonMobil
2. Shell
3. BP
4. ChevronTexaco
5. TotalFina Elf
6. ConocoPhillips
7. ENI
8. Repsol-Ypf
9. Anadarko
10. Occidental
11. Burlington
12. Unocal
13. Devon
14. Kerr-McGee
15. Talisman
16. BG
17. Amerada Hess
18. BHP Billiton
19. Apache
20. Canadian Nat.Res.
21. Marathon
22. Enterprise
23. Santos
24. Wintershall
25. Woodside
26. Nexen
27. Petro-Canada
28. Husky
29. EOG
30. Ocean
18th in terms of reserves
0
5000
10000
15000
20000
25000
MMboe

Excludes companies with significant state ownership

BHPB shown with FY 02 production

Other companies are CY01 data except CY00 where not available

Source: Evaluate Energy

bhpbilliton

BHP Billiton Petroleum's Peer Group Ranking

3 year averages to 1998/99 and 2001/02


100%
75%
50%
25%
0%
top quartile performance
$1.29/boe
$1.74/boe
$4.08/boe
$4.80/boe
129%
125%
5.8% pa
-2.3% pa
$6.94/boe
$3.62/boe
24.9%
9.9%
2001/02
1998/99
Finding Costs
Finding & Development Costs
Reserves Replacement
Production Growth
Profit Margin
Return on Capital

bhpbilliton

Next presenter...

Exploration & Business Development:

Steve Bell

President Exploration

& Business Development

BHP Billiton Petroleum

bhpbilliton

Exploration Turns Ideas into Money


Value
I
D
A
V
R
CD
Time

I -Idea
D -Discovery
A -Appraised discovery
V -Developed field
R -Reserve additions
CD -Capital destruction

- The greatest leap in value is to turn an idea into an appraised discovery
- We are in the business of turning <u>ideas</u> into <u>money</u>

bhpbilliton

Current Exploration Acreage Portfolio



Gulf of
Mexico
Trinidad
Brazil
Gabon
South
Africa
North
& West
Australia
Brunei
Bass Strait

bhpbilliton

EBIT Margin vs Production



Average Realised Oil Price (3):
13.20
22.43
28.04
22.58
26.97
EBIT Margin (US$ / Boe)
Production (MMboe)
14
12
10
8
6
4
2
0
160
140
120
100
80
60
40
20
0
1999 (2)
2000
2001
2002
2003 Qtr 1
Liquids
Gas
EBIT Margin per Boe (US$ / Boe)

Note 1: all years EBIT results 12 months to 30 June

Note 2: 1999 EBIT Margin impacted by Longford Incident

Note 3: Av. Realised Oil Price quoted for 2000 and 2001 net of Commodity Hedging; 2000 price is 13 months to 30/06/2000

bhpbilliton

Development Expenditure vs Depreciation, Depletion & Amortisation



US$M
800
700
600
500
400
300
200
100
0
Capex
DD&A
512
448
465
440
273
521
459
500
711
571
239
133
FY 98
FY 99
FY 00
FY 01
FY 02*
FY 03 Qtr1*

* Includes investment expenditure in GoM infrastructure

bhpbilliton

Challenges unique to our portfolio

- Different kind of wildcatter – not a drilling program focused company
- Heavily weighted to deepwater exploration
- Longer lead times between discovery/appraisal wells
- Lumpy portfolio for booking reserves

bhpbilliton

Deepwater Gulf of Mexico Potential – still a long way to go


Bboe
Cumulative Resource
16
14
12
10
8
6
4
2
0
Estimates of ultimate
potential range from
30 - 50 Bboe
14.6 Bboe
Discovered
To date
Cumulative Discoveries
1976 - 2001


MMboe
Average Size / Discovery
250
200
150
100
50
0
Avg
93 MMboe
1976 - 2001

bhpbilliton

Indicative Margin Analysis

WD 6,500 ft, Field Reserve 500 MMboe



$US/bbl Nominal
25.00
20.00
15.00
10.00
5.00
0.00
3.19
3.06
3.93
1.20
1.56
3.93
7.18
5.45
3.93
Profit
Quality & Gas Content
Government Take
OPEX & Transportation
Appraisal & Development
Exploration
$18.50/bbl
$14.50/bbl
$25.00/bbl
Price Case

bhpbilliton

Gulf of Mexico Exploration Program has DELIVERED


40 Wells
20 Deepwater
4 Flex Trend
24
Exploration
16
Appraisal
Discoveries
Typhoon
Atlantis
Mad Dog
Pluto
Boris
Neptune
Cascade
Frampton
Bass Lite
• 21% commercial success to date (38% if opportunities under evaluation included)
Projects
• 1 sanctioned in FY 00
• 3 sanctioned in FY 02
• 1 sold
• P50: 342 MMboe
• P90: 133 MMboe

bhpbilliton

Our Gulf of Mexico Lease Acquisition Costs vs Peers



Lease Acquisition Costs / Leases Acquired (Net)
3 Year Moving Average [1.14]
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
Median
Best Quartile
BHP Billiton
A
B
C
D
E
F
G
Company

Source: E&Y GoM Benchmarking Study

bhpbilliton

We have competed very strongly in the Gulf of Mexico

Deepwater Performance Post 1995



Full Cycle IRR Post 1995 %
40
35
30
25
20
15
10
5
0
-400
0
400
800
1200
1600
2000
2400
2800
Full Cycle NPV Post 1995 US$MM
Excludes G&G, Overheads
High Return
Lacking Scale
Successful Independents
Pioneer
Murphy
Nexen
Occidental
Spinnaker
Dominion
Marathon
Mariner
Ocean
ENI
TotalFinaElf
Anadarko
Conoco
Devon
Enterprise
Amerada Hess
ChevronTexaco
Unocal
Burlington
Phillips
Kerr-McGee
/Oryx
BHPB
ExxonMobil
Shell
BP $10B, 24%

Source: Wood Mackenzie Gulf of Mexico 2001 Deepwater Study

bhpbilliton

Our Gulf of Mexico Deepwater Leasehold Ranking - September 2002


Number of Leases
700
600
500
400
300
200
100
0
BP
ChevronTexaco
ExxonMobil
Shell
Kerr McGee
ConocoPhillips
Ocean Energy
BHPB
ENI
Unocal
Amerada Hess
Anadarko

bhpbilliton

Our Drilling Activities in the next 12 – 18 months



Tiger
Kansas
Drilling
Habanero
Mississippi Canyon
Shenzi
Drilling
Vortex
Drilling
Typhoon
Boris
Atwater Valley
Mad Dog
Atlantis
Neptune 4
Green Canyon
Chinook
Cascade 2
Walker
Ridge
Gas Field
Oil Field
BHPB Acreage
BHPB Operated in Red

bhpbilliton

Brunei Block J Offshore Acreage


Brunei
Block J
0
50km
MALAYSIA

bhpbilliton

Brazil Offshore Acreage


Vitoria
BRAZIL
BM-C-24
Niteroi
RIO DE JANEIRO
0
50km

bhpbilliton

West Africa/South Africa Exploration



North Gabon
Tolo
Otiti
GABON
Kwanza Basin
Block 21
Block 22
ANGOLA
3B/4B
SOUTH AFRICA
0
500km

bhpbilliton

Summary – On Track To Adding Value

- Built substantial competitive position in GOM
- 15-35 Billion BOE undiscovered potential remaining in deepwater GOM
- Value delivery on schedule from major projects
- Strong exploration capability
- Quality prospect inventory

bhpbilliton

Next presenter ...

Conclusion & Questions:

Philip Aiken

President & Chief Executive Officer

BHP Billiton Petroleum

bhpbilliton

Our Business Priorities

- Maximise existing value from current portfolio
- Deliver projects in progress
- Sanction and develop projects in pipeline
- Create new opportunities through our three growth strategies
- Continue to improve our HSEC performance

bhpbilliton

Conclusion

- Petroleum is a value driver for BHP Billiton
- Petroleum is a differentiating factor for BHP Billiton
- BHP Billiton Petroleum is a well established oil and gas business with:
  - solid performance
  - strong producing assets
  - value adding growth opportunities
  - consistent strategic direction.

bhpbilliton

bhpbilliton

Issued by: **BHP Billiton Plc**

To: **Company Announcements Office**
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom

Company Announcements Office
The Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse (Euronext)
Deutsche Bank

Date: **7 November 2002**

For Release: **7.00 a.m., 8 November 2002**

Contact: **Ines Watson 020 7747 3976**

Notification of Major Interests in Shares

The following notification was received today by BHP Billiton Plc in a letter from Old Mutual plc dated 6 November 2002 relating to major interests in shares of BHP Billiton Plc as at 1 November 2002:

"Notification of interests under Sections 198 – 212 Companies Act 1985

I enclose for your information an updated list of Old Mutual material interests in the share capital of BHP Billiton plc. This follows an aggregate reduction in holdings which are now less than 4% in total.

Number of Shares	Company	Registered Holder	%
35,255,420	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	1.43%
1,622,745	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA)	0.07%

11,526	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	0.00%
24,431,896	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	0.99%
262,435	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	0.01%
232,849	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	0.01%
63,692	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	0.00%
3,705,874	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	0.15%
10,409,248	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	0.42%
871,407	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	0.04%
272,043	Prudential Portolio Managers S.A. (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
290,628	Coronation Fund Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
465,385	Liberty Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.02%
269,776	PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
5,268,312	Quantative Asset Management	Nominee accounts	0.21%
5,101	NIB Securities	Nominee accounts	0.00%
6,374,148	Franklin Templeton/NIB Investments	Nominee accounts	0.26%
658,444	Nedcor Investment Bank Ltd	Nominee accounts	0.03%
1,091,288	Mutual & Federal Limited	Mutual & Federal Limited	0.04%
114,634	Mutual & Federal Namibia Limited	Mutual & Federal Namibia Limited	0.00%
411,651	Phoenix Assurance Limited	Phoenix Assurance Limited	0.02%
212,850	CGU Insurance Limited	CGU Insurance Limited	0.01%
106,425	Sentrasure	Sentrasure	0.00%
383,124	BoE Asset Managers Limited	ABSA Nominees	0.02%
556,700	BoE Asset Managers Limited	Nedcor Bank Nominees	0.02%
1,427,443	BoE Asset Managers Limited	Standard Bank Nominees	0.06%

53,000	Acadian Asset Management	Clients of Acadian Asset Management	0.00%
94,828,044			3.84%

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company **BHP BILLITON PLC**	2.	Name of shareholder having a major interest **CATER ALLEN INTERNATIONAL LIMITED**
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **NOTIFICATION REFERS TO SHAREHOLDER NAMED IN PT. 2 ABOVE**	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **CATER ALLEN INTERNATIONAL LIMITED**

5.	Number of shares/amount of stock acquired **28,645,526**	6.	Percentage of issued class **1.16%**	7.	Number of shares/amount of stock disposed **N/A**	8.	Percentage of issued cla 10 **N/A**

9.	Class of security **ORDINARY US$0.50**	10.	Date of transaction **11 NOVEMBER 2002**	11.	Date company informed **13 NOVEMBER 2002**

12.	Total holding following this notification **130,000,000**	13.	Total percentage holding of issued class following this notification **5.27%**
14.	Any additional information **THIS HOLDING HAS ARISEN FROM A STOCK BORROWING & LENDING POSITION DONE UNDER THE APPROVED *MASTER EQUITY AND FIXED INTEREST LENDING AGREEMENT* AS A PRINCIPAL TRADING MEMBER OF THE LONDON STOCK EXCHANGE. BECAUSE OF THE NATURE OF THIS HOLDING, THE SHAREHOLDER STATES THEY HAVE NO INTEREST OR VOTING CAPABILITY IN THE SAID ORDINARY SHARES.**	15.	Name of contact and telephone number for queries **INES WATSON** **+44 (0)20 7747 3976**
16.	Name and signature of authorised company official responsible for making this notification Ines Watson **INES WATSON**		

Date of notification **13 NOVEMBER 2002**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

BHP BILLITON PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC ON BEHALF OF ITS AFFILIATES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ANNEXED LIST

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares/amount of stock disposed

445,574

8. Percentage of issu

10

0.02%
(SEE NOTE 14)

9. Class of security

ORDINARY US$0.50

10. Date of transaction

12 NOVEMBER 2002

11. Date company informed

14 NOVEMBER 2002

12. Total holding following this notification

159,375,669

13. Total percentage holding of issued class following this notification

6.46%

14. Any additional information

ANNOUNCEMENT TRIGGERED BY AN AFFILIATE, CAPITAL GUARDIAN TRUST COMPANY, CEASING TO HOLD A NOTIFIABLE INTEREST

15. Name of contact and telephone number for queries

INES WATSON +44 (0)20 7747 3976

16. Name and signature of authorised company official responsible for making this notification

INES WATSON

Date of notification **14 NOVEMBER 2002**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

As of 12 November 2002		
BHP Billiton Plc	**Number of Shares**	**Percent of Outstanding**
The Capital Group Companies, Inc. ("CG") holdings	**159,375,669**	**6.46%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	73,930,467.00	2.99%
• Capital International Limited	24,570,795.00	1.00%
• Capital International S.A.	19,919,683.00	0.81%
• Capital International, Inc.	11,677,205.00	0.47%
• Capital Research and Management Company	29,277,519.00	1.19%

Schedule A

Schedule of holdings in BHP Billiton Plc As of 12 November 2002 Capital Guardian Trust Company	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	12,075,914
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,044,269
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	29,523,711
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	700,985
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	13,816,672
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,921,787
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,998,572
Citibank London 11 Old Jewry London EC2R 8DB UK	1,022,102

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	8,093,820
Royal Bank of Scotland Regents House 42 Islington High St London N1 8XL UK	55,305
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	89,394
State Street Bank & Trust Co.	106,957
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	39,872
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	66,196
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,374,911
TOTAL	**73,930,467**

Capital International Limited	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	370,889
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	6,982,836
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	177,600
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,242,036
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	58,959
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,329,455
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	657,236
Citibank London 11 Old Jewry London EC2R 8DB UK	531,806

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	176,132
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,981,145
State Street Bank & Trust Co.	893,386
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	53,212
Citibank NA *Toronto*	345,694
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	398,415
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	744,366
Mellon Bank N.A. London Branch London United Kingdom	718,039
Northern Trust AVFC South Africa	114,832

Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	438,469
Bank One London	882,473
Clydesdale Bank plc	473,815
TOTAL	**24,570,795**

Capital International S.A.	
Registered Name	**Local Shares**
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	648,401
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,503,146
Credit Suisse London Branch 24 Bishopsgate London EC2N 4BQ UK	25,755
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	753,381
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,668,847
Citibank London 11 Old Jewry London EC2R 8DB UK	121,324
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	104,046
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	120,686

Morgan Stanley	132,605
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,956,790
J.P. Morgan	4,635,736
State Street Bank & Trust Co.	140,481
State Street Nominees Limited Canary Wharf 27th floor, 1 Canada Square London E14 5AF	28,000
National Westminster Bank	397,922
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	34,269
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	222,427
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	10,385
Citibank NA Toronto	73,433

Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,502,843
MSS Nominees Limited Midland Bank plc Mariner House, Pepys Street London EC3N 4DA	219,900
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	619,306
TOTAL	**19,919,683**

Capital International, Inc.	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,394,581
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	698,930
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,954,861
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	377,914
Deutsche Bank Mannheim	132,788
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	32,991
Citibank London 11 Old Jewry London EC2R 8DB UK	130,205
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	708,818

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	333,569
State Street Bank & Trust Co.	319,652
Citibank	49,647
RBSTB Nominees Ltd. 67 Lombard Street London EC3 3DL United Kingdom	122,495
Citibank NA Toronto	362,516
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	35,869
Chase Manhattan Nominee Ltd. Australia	22,369
TOTAL	**11,677,205**

Capital Research and Management Company	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,919,976
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	26,357,543
TOTAL	**29,277,519**

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

15 November 2002

To: Australian Stock Exchange

London Stock Exchange

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse (Euronext)
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr C W Goodyear
Date of last notice	7 February 2002

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	–
Nature of indirect interest (including registered holder)	–
Date of change	–
No. of securities held prior to change	–
Class	Ordinary fully paid shares of BHP Billiton Limited and BHP Billiton Plc
Number acquired	–
Number disposed	–
Value/Consideration	–
No. of securities held after change	–
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	
Any additional information	Mr Goodyear has an indirect interest in shares of BHP Billiton Limited held in the form of 41 302 American Depository Shares. The registered holder is Salamon Smith Barney, and they are held on behalf of Mr Goodyear as beneficial owner. **There is no change to report to the above holding.** Mr Goodyear as an Executive Director also has a notifiable interest under United Kingdom legislation in 440 778 shares of BHP Billiton Plc, being the balance of shares held by Billiton ESOP Trustee Limited as trustee of the Billiton Employee Ownership Trust.

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	12 November 2002
Period during which or date on which exercisable	Subject to Mr Goodyear meeting performance conditions, 3 years from the date those conditions are met (not before 1.7.2005)
Total amount paid (if any) for the grant	Nil
Description of securities involved: class; number	193 706 ordinary fully paid shares of BHP Billiton Limited
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil

Part 3 – Change of director's interests in options or other rights granted by the entities (cont'd)

Total number of securities over which options or other rights held at the date of this notice	1 445 570 - 700 000 maximum number of options over 1 445 570 ordinary shares of BHP Billiton Limited 321 056 - 210 733 maximum number of Performance Rights to 321 016 ordinary shares of BHP Billiton Limited 193 706 - 193 706 maximum number of Group Incentive Scheme Performance Shares 1 960 332 Total
Any additional information	This change represents the grant of Performance Shares under the BHP Billiton Limited Group Incentive Scheme which are subject to performance conditions and which was approved by shareholders on 4 November 2002. Mr Goodyear also holds rights over shares of BHP Billiton Limited under the BHP Billiton Limited Executive Share Scheme as detailed above. **There is no change to report to these rights.**

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Ms E Hobley – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Ms E Hobley Tel: +44 20 7747 3854 Fax: +44 20 7747 3852

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

15 November 2002

To: Australian Stock Exchange

London Stock Exchange

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse (Euronext)
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr B P Gilbertson
Date of last notice	29 July 2002

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	–
Nature of indirect interest (including registered holder)	–
Date of change	–
No. of securities held prior to change	–
Class	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Number acquired	–
Number disposed	–
Value/Consideration	–
No. of securities held after change	–
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	
Any additional information	Mr Gilbertson has a direct interest as the registered holder of 415 050 shares of BHP Billiton Plc. Mr Gilbertson also has the following indirect interests in shares of BHP Billiton Plc: • 286 379 in the name of Vidacos Nominees Limited • 259 854 in the name of Billiton ESOP Trustee Limited a/c GILB **There is no change to report to the above holdings.** Mr Gilbertson as an Executive Director also has a notifiable interest under United Kingdom legislation in 440 778 shares of BHP Billiton Plc, being the balance of shares held by Billiton ESOP Trustee Limited as trustee of the Billiton Employee Ownership Trust.

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	12 November 2002
Period during which or date on which exercisable	Subject to Mr Gilbertson meeting performance conditions, 3 years from the date those conditions are met (not before 1.7.2005)
Total amount paid (if any) for the grant	Nil
Description of securities involved: class; number	366 589 ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil

Part 3 – Change of director's interests in options or other rights granted by the entities (cont'd)

Total number of securities over which options or other rights held at the date of this notice	292 577 RSS 24 925 CIP committed shares 76 020 CIP matching shares 366 589 Performance Shares (maximum) 760 111 Total
Any additional information	This change represents the grant of Performance Shares under the BHP Billiton Plc Group Incentive Scheme which are subject to performance conditions and which was approved by shareholders on 4 November 2002. Mr Gilbertson also holds rights over shares of BHP Billiton Plc under the Restricted Share Scheme (RSS) and Co-Investment Plan (CIP) as follows: 292 577 RSS 24 925 CIP committed shares 76 020 CIP matching shares 393 522 **There is no change to report to the above rights.**

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Ms E Hobley – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Ms E Hobley Tel: +44 20 7747 3854 Fax: +44 20 7747 3852

Issued by:	**BHP Billiton Plc**
To:	**London Stock Exchange** **Johannesburg Stock Exchange** **Euronext**
Date:	**18 November 2002**
For Release:	**7.00 a.m., 19 November 2002**
Contact:	**Ines Watson 020 7747 3976**

Notification of interests of directors

BHP Billiton Plc announces the following transactions made by Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, in Ordinary shares of US$0.50 in BHP Billiton Plc. BHP Billiton Plc was notified of these transactions on 18 November 2002.

Date of Transaction	Type of Transaction	Number of Shares	Price per Share
14 November 2002	Sale	18,637	ZAR 47.99
14 November 2002	Transfer	8,927	n/a

These transactions were made on behalf of non-relevant beneficiaries of the Company's Restricted Share Scheme (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above transactions Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 413,214 shares as potential beneficiaries of the Trust.

Ends

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 19 November 2002

Number 57/02

BHP BILLITON ANNOUNCES HYDROCARBON DISCOVERY WITH SHENZI-1 WELL IN DEEPWATER GULF OF MEXICO

BHP Billiton today announced that it has made a hydrocarbon discovery with an exploration well on its Shenzi prospect in the deepwater Gulf of Mexico.

The well has reached a measured depth of 26,607 feet and has encountered a gross hydrocarbon column of 465 feet with 140 feet of net pay. The water depth is 4400 feet.

The Shenzi discovery is located 125 miles from the Louisiana coast in Green Canyon Block 654. This lies in the Western Atwater Foldbelt area on the geologic trend where the company has made the previously announced oil and gas discoveries at Mad Dog, Atlantis, and Neptune.

The significance of the well will be assessed following further evaluation of drilling and resource data. Appraisal drilling will be necessary to determine the size of the find.

Petroleum's President and CEO, Philip Aiken said today: "This is another excellent result from our highly successful drilling campaign and it further enhances our resource base in this area. The Shenzi discovery is 9 miles northwest of the Atlantis discovery where we have committed initial capital expenditure to advance the development of the 575 million barrels of oil equivalent (gross) oilfield at a total estimated gross cost in excess of US $2 billion. In addition we are developing the adjacent Mad Dog oilfield with a gross capacity of 80 thousand barrels per day and an anticipated first production in late 2004. Appraisal drilling will continue this year on the BHP Billiton operated Neptune discovery which is 15 miles east of Shenzi and where we are undertaking preliminary development studies. We also are well positioned in the future pipeline infrastructure where we have taken an equity share in the development of the Caesar and Cleopatra oil and gas pipelines which will serve this area."

He added, "The Western Atwater Foldbelt is set to be a core producing area for BHP Billiton from late 2004, and this drilling result is further confirmation of the delivery on our deepwater exploration growth strategy."

Drilling on Shenzi-1 began on 20 July, 2002, using the BHP Billiton-operated drillship *C.R. Luigs*.

BHP Billiton owns a 44 percent interest and is the operator of Shenzi, with BP owning a 28 percent interest and Amerada Hess holding the remaining 28 percent interest.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Tracey Whitehead, Media Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
Email: Tracey.Whitehead@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company **BHP BILLITON PLC**	2.	Name of shareholder having a major interest **THE CAPITAL GROUP COMPANIES, INC**
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC ON BEHALF OF ITS AFFILIATES**	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ANNEXED LIST**

5.	Number of shares/amount of stock acquired **287,630**	6.	Percentage of issued class **0.012%** **(SEE NOTE 14)**	7.	Number of shares/amount of stock disposed	8.	Percentage of issu

9.	Class of security **ORDINARY US$0.50**	10.	Date of transaction **22 NOVEMBER 2002**	11.	Date company informed **26 NOVEMBER 2002**

12.	Total holding following this notification **159,663,299**	13.	Total percentage holding of issued class following this notification **6.47%**
14.	Any additional information **ANNOUNCEMENT TRIGGERED BY AN AFFILIATE, CAPITAL GUARDIAN TRUST COMPANY, ATTAINING A NOTIFIABLE INTEREST**	15.	Name of contact and telephone number for queries **INES WATSON +44 (0)20 7747 3976**
16.	Name and signature of authorised company official responsible for making this notification Ines Watson **INES WATSON**		

Date of notification **26 NOVEMBER 2002**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

10

As of 22 November 2002		
BHP Billiton Plc	**Number of Shares**	**Percent of Outstanding**
The Capital Group Companies, Inc. ("CG") holdings	**159,663,299**	**6.47%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	74,044,667.00	3.00%
• Capital International Limited	25,062,395.00	1.02%
• Capital International S.A.	19,568,913.00	0.79%
• Capital International, Inc.	11,709,805.00	0.47%
• Capital Research and Management Company	29,277,519.00	1.19%

Schedule A

Schedule of holdings in BHP Billiton Plc As of 22 November 2002 Capital Guardian Trust Company	
Registered Name	**Local Shares**
Royal Bank of Scotland Regents House 42 Islington High St London N1 8XL UK	55,305
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,374,911
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,077,269
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	66,196
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	39,872
State Street Bank & Trust Co.	106,957
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	89,394
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	8,290,020

Citibank London 11 Old Jewry London EC2R 8DB UK	1,022,102
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,998,572
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,921,787
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	13,816,672
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	29,516,211
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	11,968,414
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	700,985
TOTAL	**74,044,667**

Capital International Limited	
Registered Name	**Local Shares**
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	6,986,136
State Street Bank & Trust Co.	893,386
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	438,469
Northern Trust AVFC South Africa	114,832
Bank One London	882,473
Mellon Bank N.A. London Branch London United Kingdom	735,039
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	744,366
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	398,415

Citibank NA Toronto	345,694
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	53,212
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,102,445
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	176,132
Citibank London 11 Old Jewry London EC2R 8DB UK	531,806
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	657,236
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	1,329,455
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	58,959
Northern Trust C/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	177,600

State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	370,889
Clydesdale Bank plc	473,815
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,592,036
TOTAL	**25,062,395**

Capital International S.A.	
Registered Name	**Local Shares**
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	120,686
HSBC Bank plc Security Services, Mariner House Pepys Street London EC3N 4DA	619,306
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,502,843
Citibank NA Toronto	73,433
RBSTB Nominees Ltd 67 Lombard St London EC3 3DL United Kingdom	10,385
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	222,427
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	34,269
National Westminster Bank	397,922

State Street Bank & Trust Co.	140,481
J.P. Morgan	4,635,736
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	219,900
Morgan Stanley	132,605
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	78,746
Citibank London 11 Old Jewry London EC2R 8D8 UK	121,324
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,668,847
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	427,911
Credit Suisse London Branch 24 Bishopsgate London EC2N 4BQ UK	25,755

Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,503,146
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	648,401
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London N1 8XL UK	28,000
Royal Bank of Scotland Regents House, 42 Islington High Street London N1 8XL UK	3,956,790
TOTAL	**19,568,913**

Capital International, Inc.	
Registered Name	**Local Shares**
Deutsche Bank Mannheim	142,088
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	35,869
Citibank NA Toronto	362,516
RBSTB Nominees Ltd. 67 Lombard Street London EC3 3DL United Kingdom	122,495
Citibank	49,647
State Street Bank & Trust Co.	319,652
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	333,569
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	708,818

Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	32,991
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	377,914
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,954,861
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	698,930
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,394,581
Chase Manhattan Nominee Ltd. Australia	22,369
Citibank London 11 Old Jewry London EC2R 8DB UK	153,505
TOTAL	**11,709,805**

Capital Research and Management Company	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,919,976
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	26,357,543
TOTAL	**29,277,519**

Issued by:	**BHP Billiton Plc**
To:	**London Stock Exchange** **Johannesburg Stock Exchange** **Euronext**
Date:	**27 November 2002**
For Release:	**Immediately**
Contact:	**Ines Watson 020 7747 3976**

Notification of interests of directors

BHP Billiton Plc announces the following transactions made by Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, in Ordinary shares of US$0.50 in BHP Billiton Plc. BHP Billiton Plc was notified of these transactions on 27 November 2002.

Date of Transaction	Type of Transaction	Number of Shares	Price per Share
25 November 2002	Sale	3,112	£3.28
25 November 2002	Sale	3,011	£3.26
25 November 2002	Transfer	14,241	n/a
26 November 2002	Transfer	11,550	n/a

These transactions were made on behalf of non-relevant beneficiaries of the Company's Restricted Share Scheme and Co-Investment Plan (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above transactions Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 381,300 shares as potential beneficiaries of the Trust.

Ends

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company **BHP BILLITON PLC**	2.	Name of shareholder having a major interest **THE CAPITAL GROUP COMPANIES, INC**
3.	*Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18* **NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC ON BEHALF OF ITS AFFILIATES**	4.	*Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them* **SEE ANNEXED LIST**

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed **63,251**	8.	Percentage of issu 10 **0.003%** **(SEE NOTE 14)**

9.	Class of security **ORDINARY US$0.50**	10.	Date of transaction **25 NOVEMBER 2002**	11.	Date company informed **28 NOVEMBER 2002**

12.	Total holding following this notification **159,600,048**	13.	Total percentage holding of issued class following this notification **6.47%**

14.	Any additional information **ANNOUNCEMENT TRIGGERED BY AN AFFILIATE, CAPITAL GUARDIAN TRUST COMPANY, CEASING TO HOLD A NOTIFIABLE INTEREST**	15.	Name of contact and telephone number for queries **INES WATSON +44 (0)20 7747 3976**
16.	Name and signature of authorised company official responsible for making this notification Ines Watson **INES WATSON**		

Date of notification **28 NOVEMBER 2002**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

As of 25 November 2002		
BHP Billiton Plc	**Number of Shares**	**Percent of Outstanding**
The Capital Group Companies, Inc. ("CG") holdings	**159,600,048**	**6.47%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	73,904,367.00	2.99%
• Capital International Limited	25,139,444.00	1.02%
• Capital International S.A.	19,568,913.00	0.79%
• Capital International, Inc.	11,709,805.00	0.47%
• Capital Research and Management Company	29,277,519.00	1.19%

Schedule A

Schedule of holdings in BHP Billiton Plc **As of 22 November 2002** **Capital Guardian Trust Company**	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	11,968,414
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,070,969
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	29,516,211
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	700,985
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	13,807,072
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	2,921,787
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,998,572
Citibank London 11 Old Jewry London EC2R 8D8	1,022,102

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	8,165,620
Royal Bank of Scotland Regents House 42 Islington High St London N1 8XL UK	55,305
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	89,394
State Street Bank & Trust Co.	106,957
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	39,872
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	66,196
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,374,911
TOTAL	**73,904,367**

Capital International Limited	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	370,889
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	6,986,136
Northern Trust C/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	177,600
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,592,036
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	58,959
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	1,329,455
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	657,236
Citibank London 11 Old Jewry London EC2R 8DB UK	531,806

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	176,132
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,179,494
State Street Bank & Trust Co.	893,386
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	53,212
Citibank NA Toronto	345,694
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	398,415
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	744,366
Mellon Bank N.A. London Branch London United Kingdom	735,039
Northern Trust AVFC South Africa	114,832

Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	438,469
Bank One London	882,473
Clydesdale Bank plc	473,815
TOTAL	**25,139,444**

Capital International S.A.	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	28,000
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	648,401
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,503,146
Credit Suisse London Branch 24 Bishopsgate London EC2N 4BQ UK	25,755
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	427,911
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,668,847
Citibank London 11 Old Jewry London EC2R 8DB UK	121,324
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	78,746

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	120,686
Morgan Stanley	132,605
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,956,790
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	219,900
J.P. Morgan	4,635,736
State Street Bank & Trust Co.	140,481
National Westminster Bank	397,922
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	34,269
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	222,427

RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	10,385
Citibank NA Toronto	73,433
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,502,843
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	619,306
TOTAL	**19,568,913**

Capital International, Inc.	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,394,581
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	698,930
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,954,861
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	377,914
Deutsche Bank Mannheim	142,088
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	32,991
Citibank London 11 Old Jewry London EC2R 8DB UK	153,505
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	708,818

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	333,569
State Street Bank & Trust Co.	319,652
Citibank	49,647
RBSTB Nominees Ltd. 67 Lombard Street London EC3 3DL United Kingdom	122,495
Citibank NA Toronto	362,516
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	35,869
Chase Manhattan Nominee Ltd. Australia	22,369
TOTAL	**11,709,805**

Capital Research and Management Company	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,919,976
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	26,357,543
TOTAL	**29,277,519**

Issued by: BHP Billiton Plc

To: Company Announcements Office
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom

Company Announcements Office
The Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse (Euronext)
Deutsche Bank

Date: 28 November 2002

For Release: Immediately

Contact: Ines Watson + 44 (0)20 7747 3976

Notification of Major Interests in Shares

The following notification was received today by BHP Billiton Plc in a letter from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC dated 27 November 2002 relating to major interests in shares of BHP Billiton Plc as at 26 November 2002:

"Notification of the Holdings under Part VI of the Companies Act 1985, as amended (the "Companies Act") on the Disclosure of Interest in Shares

Putnam Investment Management, LLC and The Putnam Advisory Company, LLC (together "Putnam") are hereby notifying you of certain holdings of its clients pursuant to the above legislation. Each Putnam entity is an investment advisor registered in the United States pursuant to the Investment Advisors Act of 1940.

As of November 26, 2002 clients of Putnam hold beneficial interests in 78,952,885 BHP Billiton Plc shares. The shares are held by Putnam's clients for investment purposes only."

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia

NEWS RELEASE

Release Time Immediate

Date 29/11/2002

Number 58/02

BHP BILLITON ANNOUNCES BOARD APPOINTMENT – DR JOHN BUCHANAN

BHP Billiton today announced the appointment of Dr John Buchanan to the BHP Billiton Board, effective 1st February, 2003. John Buchanan was formerly BP Executive Director and Group Chief Financial Officer, and will act as the Senior Independent Director of BHP Billiton Plc.

Announcing the appointment, BHP Billiton Chairman Don Argus said: "The Board is pleased to have secured the services of John Buchanan with his wide international business career, depth of experience in the petroleum industry and his knowledge of the UK investment community.

"John Buchanan has had a distinguished career with BP and his appointment will further strengthen the Board. He will bring valuable expertise and insights to the BHP Billiton Group."

Mr Argus also paid tribute to former BHP Billiton Deputy Chairman John Jackson, who retired from the Board in November 2002, for his outstanding service to BHP Billiton and the former Billiton Board during the past five years.

"Mr Jackson made a significant contribution to the BHP Billiton Board and, as Senior Independent Director of Billiton plc, played a key role in the merger integration process at Board level.

"The Board benefited immeasurably from his insight, wise counsel and broad business expertise and his contribution as Chairman of the Board Remuneration Committee, in particular, proved invaluable," said Mr Argus.

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Tracey Whitehead, Media Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
Email: Tracey.Whitehead@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BUCHANAN, Dr John

Senior Non-Executive Director
BHP Billiton, 2002

Career

BP Plc, 1970-2002
Group Chief Financial Officer, 1996–2002;
Previously Group Treasurer and Director of Finance, Head of Group Corporate Planning for British Petroleum Plc, Chief Operating Officer and Deputy Chief Executive for BP Chemicals.

Committees, industry bodies & professional associations

Non-Executive Director The Boots Company Plc (Remuneration, Audit)
Non-Executive Director Astra Zeneca plc (Remuneration, Audit)
Member of UK Accountancy Standards Board (1997–2001)

Personal

Born: June 9, 1943, New Zealand
Education: BSc, MSc (First Class Honours), PhD in Chemistry, Auckland University, New Zealand
ICI Sponsored Post-Doctoral Research Fellowship in Organic Chemistry, Wolfson College, Oxford University
PMD Programme, Harvard Business School
Family: Married, two children.

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Ines Watson - Assistant Secretary

Tel: +44 20 7747 3976

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

10

1.	Name of company **BHP BILLITON PLC**			2.	Name of shareholder having a major interest **THE CAPITAL GROUP COMPANIES, INC**		
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC ON BEHALF OF ITS AFFILIATES**			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ANNEXED LIST**		
5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed **218,820**	8.	Percentage of issued class **0.009%** **(SEE NOTE 14)**
9.	Class of security **ORDINARY US$0.50**			10.	Date of transaction **28 NOVEMBER 2002**	11.	Date company informed **2 DECEMBER 2002**
12.	Total holding following this notification **159,381,228**			13.	Total percentage holding of issued class following this notification **6.46%**		
14.	Any additional information **ANNOUNCEMENT TRIGGERED BY AN AFFILIATE, CAPITAL GUARDIAN TRUST COMPANY, ATTAINING A NOTIFIABLE INTEREST**			15.	Name of contact and telephone number for queries **INES WATSON +44 (0)20 7747 3976**		

16.	Name and signature of authorised company official responsible for making this notification **INES WATSON**
Date of notification **3 DECEMBER 2002**	

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

As of 28 November 2002		
BHP Billiton Plc	**Number of Shares**	**Percent of Outstanding**
The Capital Group Companies, Inc. ("CG") holdings	**159,381,228**	**6.46%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	74,118,367	3.00%
• Capital International Limited	25,132,944	1.02%
• Capital International S.A.	19,554,913	0.79%
• Capital International, Inc.	11,297,485	0.46%
• Capital Research and Management Company	29,277,519	1.19%

Schedule A

Schedule of holdings in BHP Billiton Plc

As of 28 November 2002

Capital Guardian Trust Company

Registered Name		Local Shares
*New Account" Nominee Information Not Available		74,118,367
	TOTAL	**74,118,367**

Capital International Limited

Registered Name		Local Shares
*New Account" Nominee Information Not Available		25,132,944
	TOTAL	**25,132,944**

Capital International S.A.

Registered Name	Local Shares
*New Account" Nominee Information Not Available	19,554,913
TOTAL	**19,554,913**

Capital International, Inc.

Registered Name	Local Shares
*New Account" Nominee Information Not Available	11,297,485
TOTAL	**11,297,485**

Capital Research and Management Company

Registered Name		Local Shares
*New Account" Nominee Information Not Available		29,277,519
	TOTAL	**29,277,519**

NEWS RELEASE

bhpbilliton

Release Time IMMEDIATE

Date 4 December 2002

Number 59/02

BHP BILLITON ANNOUNCES EXTENSION TO COPPER CUTBACKS

BHP Billiton Base Metals today announced it would continue its program of demand-based production originally announced by the Group in November 2001. During calendar year 2003, BHP Billiton will target an annualized production rate of 1.05 million metric tonnes of copper at its Escondida mine (150 000 tonnes of cathode and 900 000 tonnes of copper contained in concentrate), and 34 000 tonnes of cathode at its Tintaya mine. The company will continue to maintain its Pinto Valley and Robinson mines in the Southwest United States on standby status. As a consequence, BHP Billiton will produce 390 000 tonnes of copper (305 000 tonnes BHP Billiton share) below installed capacity in calendar year 2003 on an annualized basis. Production from the Company's other copper mines will not be affected at this time.

Brad Mills, President BHP Billiton Base Metals said, "Due to continuing weakness in demand in the US and Europe, BHP Billiton will continue with its "production to demand" program. With copper inventories of nearly 1.4 million tonnes of metal in LME/Comex/Shanghai warehouses, we believe it is prudent for us to operate at less than our full capacity at this time."

The constrained production program will include:

- An annualized reduction of 200 000 tonnes (115 000 tonnes BHP Billiton share) to installed capacity at the Escondida mine in Chile. Following the completion of the Phase IV expansion in October, installed design capacity has increased to a total of 1.25 million tonnes per annum of copper contained in concentrate and cathode. During calendar year 2003, the Escondida mine will operate at an annual rate of 1.05 million tonnes of copper contained in concentrate and cathode. The reduced production will be achieved through a combination of lower grade ore processing and maintenance shutdowns at the older Los Colorados mill and concentrator facility. Escondida is scheduled to produce approximately 760 000 tonnes of copper in concentrate and cathode in calendar year 2002.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom

- An annualized reduction of 90 000 tonnes to capacity at the Tintaya mine in Peru. BHP Billiton will maintain its Tintaya copper sulphide operations on standby at least through the first half of 2003. The Tintaya Oxide operation will continue to operate at its installed designed capacity of 34 000 tonnes of copper cathode per year. Tintaya did not produce any copper in concentrate during calendar year 2002.

- BHP Billiton's Pinto Valley and Robinson operations in the Southwest United States will remain on standby through the end of calendar year 2003. These operations represent 100 000 tonnes of idled copper capacity. Pinto Valley and Robinson did not produce any copper in concentrate in calendar year 2002. As in 2002, the Pinto Valley operation is scheduled to produce 10 000 tonnes of copper cathode in 2003 from its SX-EW operations.

BHP Billiton will review the market demand for copper in six months time and reassess our production targets at that time.

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Tracey Whitehead, Media Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com